VR 5-26-04

A+P 5/25/2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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04019536

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED MAY 24 2004 PROCESSING WASH., D.C. SECTION

SEC FILE NUMBER
8-36598

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/03 (MM/DD/YY) AND ENDING 03/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Madden Securities Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1901 North Akard Street
(No. and Street)

Dallas, TX 75201
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William B. Madden 214-855-5335
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brosowske, Mares, Smothermon & Co., P.C.
(Name – *if individual, state last, first, middle name*)

5757 Alpha Road, Suite 500	Dallas	TX	75240
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 27 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, William B. Madden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Madden Securities Corporation, as of March 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Not Applicable

Signature

President

Title

Notary Public

ANNE M. RUSH
Notary Public, State of Texas
My Commission Expires 11-18-06

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROSOWSKE, MARES, SMOTHERMON & CO., P.C.
Certified Public Accountants

5757 ALPHA ROAD, SUITE 500
DALLAS, TEXAS 75240

(972) 392-2727
FAX (972) 991-8236

To the Board of Directors
Madden Securities Corporation

We have audited the financial statements of Madden Securities Corporation for the year ended March 31, 2004, and have issued our report thereon dated May 14, 2004. As a part of our audit, we assessed the Company's internal control structure to the extent we considered necessary to plan our audit and design audit tests as required by auditing standards generally accepted in the United States of America. The purpose of our assessment was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the Company's financial statements. Our assessment was more limited than would be necessary to express an opinion on the internal control structure taken as a whole.

We also made a study of the practices and procedures followed by the Company in making periodic computations of aggregate indebtedness and net capital under rule 17a3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company is exempt from compliance with rule 15c3-3 and no facts came to our attention that such conditions for exemption had not been complied with during the period.

The management of the Company is responsible for establishing and maintaining an internal control structure. In fulfilling that responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of the internal control structure are to provide reasonable, but not absolute, assurance that financial data are recorded, processed, summarized, and reported consistent with the assertions embodied in the financial statements. The internal control structure comprises environment, the accounting system, and control procedures.

Because of inherent limitations in any internal control structure, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods

is subject to the risk that policies or procedures may become inadequate because of changes in conditions.

Our assessment made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the internal control structure of the Company taken as a whole. However, our assessment disclosed no condition that we believed to be a material weakness.

We understand that practice and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2004, to meet the Commission's objectives.

This report is intended solely for use of Madden Securities Corporation and the Securities and Exchange Commission and should not be used for any other purpose.

Bloomberg, Mayer, Smotherman & Co., P.C.

May 14, 2004

Madden Securities Corporation

Financial Statements
and Supplemental Schedule

March 31, 2004

Madden Securities Corporation

Table of Contents

March 31, 2004

BROSOWSKE, MARES, SMOTHERMON & CO., P.C.
Certified Public Accountants

5757 ALPHA ROAD, SUITE 500
DALLAS, TEXAS 75240

(972) 392-2727
FAX (972) 991-8236

To the Directors and Stockholder
Madden Securities Corporation

We have audited the accompanying statement of financial condition of Madden Securities Corporation (a Texas corporation) as of March 31, 2004, and the related statements of operations, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Madden Securities Corporation as of March 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule on page 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Brosowske, Mares, Smothermon & Co., P.C.

May 14, 2004

Madden Securities Corporation
Statement of Financial Condition
March 31, 2004

Assets

Current assets:	
Cash	$119,671
Trade receivables	6,000
Officer advance	1,810
Investments	3,300
Deferred income taxes	1,630
Total current assets	132,411
Office equipment, net	9,904
Total assets	$142,315

Liabilities and Stockholder's Equity

Current liabilities:	
Accounts payable and accrued expenses	$ 3,457
Income taxes payable	5,867
Total current liabilities	9,324
Stockholder's equity:	
Common stock, $.10 par value, authorized - 1,000,000 shares, issued and outstanding - 300,000 shares	30,000
Additional paid-in capital	21,061
Retained earnings	81,930
Total stockholder's equity	132,991
Total liabilities and stockholder's equity	$142,315

The accompanying notes are an integral part of these statements.

Madden Securities Corporation
Statement of Operations
Year Ended March 31, 2004

Revenues:	
Brokerage commissions	$279,961
Financial consulting and advisory fees	230,142
	510,103
Expenses:	
Employee compensation and benefits	352,741
Clearance, exchange and quotation fees	39,290
Business development expenses	28,792
Office rent and utilities	22,517
Office expenses	12,889
Professional fees	3,920
Vehicle expenses	3,051
Other	16,126
	479,326
Operating income	30,777
Other income (expense):	
Interest income	1,711
Loss realized on investment	(11,919)
	(10,208)
Income before provision for income taxes	20,569
Provision for income taxes	(5,429)
Net income	$ 15,140

The accompanying notes are an integral part of these statements.

Madden Securities Corporation
Statement of Stockholder's Equity
Year Ended March 31, 2004

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Totals
Balances, beginning	300,000	$30,000	$21,061	$66,790	$(10,117)	$107,734
Net income	-	-	-	15,140	-	15,140
Add reclassification adjustment for loss realized in net income, net of taxes of $1,802	-	-	-	-	10,117	10,117
Balances, ending	300,000	$30,000	$21,061	$81,930	$ -	$132,991

The accompanying notes are an integral part of these statements.

Madden Securities Corporation
Statement of Cash Flows
Year Ended March 31, 2004

Cash flows from operating activities:	
Net income	$ 15,140
Adjustments to reconcile net income to net cash provided by operating activities:	
Loss realized on investment	11,919
Depreciation	5,320
Deferred income taxes	(798)
Decrease in receivables	7,798
Decrease in accounts payable and accrued expenses	(10,190)
Increase in income taxes payable	5,867
Net cash provided by operating activities	35,056
Cash flows from investing activities:	
Purchases of office equipment	(3,461)
Net cash used in investing activities	(3,461)
Increase in cash	31,595
Cash, beginning	88,076
Cash, ending	$119,671

The accompanying notes are an integral part of these statements.

Note 1 - Summary of Significant Accounting Policies

Industry

The Company provides securities brokerage and financial advisory services to companies and individuals in North Texas. The Company acts as a correspondent broker and does not carry customer accounts.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments, purchased with a maturity of three months or less, to be cash equivalents.

Investments

The Company's investments consist of securities that have a readily determinable fair market value. Since the Company does not intend to sell these securities in the near term, they are classified as available for sale, and, accordingly, are carried at fair value, with unrealized gains and losses, net of tax, reported as a separate component within the stockholder's equity section of the Company's balance sheet. Realized gains or losses on all investments are determined by specific identification and are charged or credited to current earnings.

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade receivables. Concentrations of credit risk with respect to trade receivables are limited due to the number of accounts comprising the Company's customer base. Credit is extended based on an evaluation of each customer's financial condition. Credit losses, if any, have been provided for in the accompanying financial statements and have been within management's expectations.

The Company maintains cash balances in a financial institution in excess of FDIC insured limits of $100,000. At March 31, 2004, the uninsured cash balance was $35,056.

Security Transactions

Security transactions are recorded on a trade date basis. Commission income and expenses are reflected in these financial statements as of the trade date.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

Depreciation

Depreciation of office equipment is computed using straight-line and accelerated methods over lives of 3 to 7 years.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to the differences between the bases of investments for tax and financial reporting purposes. For financial statement purposes, the Company adjusts the carrying basis of investments to fair value, resulting in the net bases of investments for tax purposes in excess of their financial statement bases. In addition, the Company has net operating loss, capital loss, and contribution deduction carryovers, which may be deducted against future taxable income. The deferred taxes represent the future tax return consequences of these differences.

Note 2 - Investments

Investments include stock warrants with an amortized cost and fair value of $3,300. These warrants entitle the holder to acquire 1,200 common stock shares ratably from June, 2004 to June, 2005.

Note 3 - Office Equipment

Office equipment is stated in the accompanying financial statements at cost, net of accumulated depreciation of $31,260. Depreciation expense of $5,320 for the year ended March 31, 2004, is included in other expenses.

Note 4 - Income Taxes

The provision for income taxes consists of the following:

Current taxes	$ 5,867
Deferred income taxes	(438)
	$ 5,429

Income taxes exceed the amount expected when applying statutory tax rates to income before taxes because various expenses, primarily meals and entertainment and club dues, are not fully deductible for income tax purposes, and deduction of a portion of charitable contributions has been deferred in accordance with tax rules and regulations. The Company received tax refunds of $3,025 resulting from carrybacks of the tax loss for the year ended March 31, 2003. The Company has additional tax loss carryforwards available of $191 which expire in 2024, and charitable contribution carryforwards of $1,180 and capital loss carryforwards of $11,919, which do not expire. The Company made no income tax deposits during the year ended March 31, 2004.

Note 5 - Lease Commitments

The Company leases its office facilities under month-to-month lease agreements. Rental expense for the Company's office facilities totaled $15,060 for the year ended March 31, 2004.

Note 6 - Retirement Plan

The Company has a Savings Incentive Match Plan for Employees under Internal Revenue Code Section 408(p). Employees may elect to designate a portion of their salary up to $6,000 annually for contribution to the plan. The Company is required to match employee contributions up to 3% of contributing employees' salaries. All funds are fully vested as they are contributed to the plan. The Company's contribution for the year ended March 31, 2004 was $0.

Note 7 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined. This rule requires a minimum net capital of $50,000 for correspondent brokers who do not carry customer accounts.

At March 31, 2004, net capital was $126,251, which was $76,251 in excess of required net capital. A calculation of net capital, as defined, at March 31, 2004, follows:

Total stockholder's equity	$132,991
Less non-allowable assets - receivable from non-customers - officer advance	(1,810)
Less deferred taxes	(1,630)
Less haircut on securities	(3,300)
Net capital	$126,251

Supplemental Schedule

Madden Securities Corporation

Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c3-1 as of March 31, 2004

Computation of Net Capital

Total stockholder's equity	$132,991
Less non-allowable assets - receivable from non-customers - officer advance	(1,810)
Less deferred taxes	(1,630)
Less haircut on securities	(3,300)
Net capital	$126,251

Reconciliation with Company's computation:

Net capital as reported in Company's Part IIA of Form X-17a-5 as of March 31, 2004	$120,470
Audit adjustments:	
Record trade receivables	6,000
Record trade payables	(3,269)
Capitalize computers that were charged to expense	3,461
Record personal travel expense as officer advance	1,810
Adjust depreciation to calculated amount	(1,031)
Adjust income taxes to actual	(1,261)
Correct beginning equity to actual	71
Net capital as computed above	$126,251

Statement of Omitted Supplemental Data
As of March 31, 2004

The computation for determination of Reserve Requirements Pursuant to Rule 15c3-3 and the Information Related to Possession or Control Requirements under Rule 15c3-3 have been omitted because Madden Securities Corporation is exempt from the requirements of Rule 15c3-3 under condition (k)(2)(i)(i).

See accompanying auditors' report.